Exhibit 21.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization
Bright Stand International, Inc.	British Virgin Islands
Weifang Yuhe Poultry Co., Ltd.	China
Weifang Taihong Feed Co., Ltd.	China